

September 13, 2017

George Anastassov
President and Director, Principal Executive Officer
AXIM Biotechnologies, Inc.
45 Rockefeller Plaza
20th Floor, Suite 83
New York, NY 10111

> **Re: AXIM Biotechnologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-54296**

Dear Dr. Anastassov:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibits

1. It appears that Exhibit 31.1 includes only one certification pursuant to Section 302 which is signed by Dr. George Anastassov, Chief Executive Officer. Also, Exhibit 32.1 includes only one certification pursuant to Section 906 which is signed by Robert Malasek, Chief Financial Officer and Principal Accounting Officer. Please note that for each of the Section 302 and Section 906 certifications, a separate certification should be filed for each principal executive officer and principal financial officer of the registrant. Please see Item 601(B)(31) and (32) of Regulation S-K and Rules 13a-14(a) and 15d-14(a). Please revise your Form 10-K accordingly. Similarly revise your Form 10Qs for the periods ending March 31, 2017 and June 30, 2017.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding the comment.

Division of Corporation Finance
Office of Healthcare and
Insurance